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Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF ISLE OF CAPRI CASINOS, INC.

WHOLLY-OWNED SUBSIDIARIES	STATE OF INCORPORATION
Black Hawk Holdings, L.L.C.	Colorado
Capri Insurance Company	Hawaii
CCSC Blackhawk, Inc.	Colorado
IC Holdings Colorado, Inc.	Colorado
IOC-Black Hawk Distribution Company, LLC	Colorado
IOC-Boonville, Inc.	Nevada
IOC-Caruthersville, L.L.C	Missouri
IOC-Kansas City, Inc.	Missouri
IOC-Lula, Inc.	Mississippi
IOC-Vicksburg, Inc.	Delaware
IOC-Vicksburg, L.L.C.	Delaware
IOC Black Hawk County, Inc.	Iowa
IOC Cape Girardeau, LLC	Missouri
IOC Holdings, L.L.C.	Louisiana
IOC-PA, L.L.C.	Pennsylvania
Isle of Capri Bettendorf, L.C.	Iowa
Isle of Capri Black Hawk, L.L.C.	Colorado
Isle of Capri Marquette, Inc.	Iowa
PPI, Inc.	Florida
Rainbow Casino—Vicksburg Partnership, L.P.	Mississippi
St. Charles Gaming Company, LLC	Louisiana

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  Exhibit 21.1
SIGNIFICANT SUBSIDIARIES OF ISLE OF CAPRI CASINOS, INC.